June 24, 2014

Mara L. Ranson
Assistant Director
Jacqueline Kaufman
Staff Attorney
Dieter King
Legal Branch Chief
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:          Petrus Resources Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2014
File No. 333-176879

Dear Ms. Ranson,

The following are the registrant’s responses to your comment letter of April 23, 2014.

General

1. You do not appear to meet the age of financial statements requirements of Rule 8-08(b) of Regulation S-X. Please be advised that the Staff will not be in a position to grant any request to accelerate effectiveness of your post-effective amendment to your registration statement until you update the financial statements accordingly.

Financials updated pursuant to Rule 8-08(b).

2. Please provide us with an explanation for why you have not filed any periodic reports with us, as required by Exchange Act Section 15(d), apart from two Form 8-Ks filed on March 6, 2013 and March 11, 2014. Please also explain your intentions with respect to the filing of future periodic reports.

All previously outstanding periodic reports have been filed.  It is the intention of management to timely file all future periodic reports.

Securities and Exchange Commission
June 24, 2014

3. Please tell us the circumstances under which Mr. Dotres received the 8,00,000 shares of common stock being registered for resale, including when and from whom he received the shares and for what consideration. Also, please tell us any exemption from Securities Act registration relied upon, including the facts that support such exemption.

Mr. Dotres received the shares from Rory O’Dare the previous sole officer and director.

The Securities Act of 1933 provides:

SEC. 4. (a) The provisions of section 5 shall not apply to—
(1) transactions by any person other than an issuer, underwriter, or dealer.

The above transaction was a single sale, with no other sales solicited and the shares held over 6 months already and thus did not involve a transaction by a issuer, underwriter or dealer.

Fee Table

4. Please revise the column you have labelled as “Dollar Amount to be Registered” to label it as “Amount to be Registered” and provide in that column the number of shares in each of the transactions being registered on the registration statement (i.e., up to 1,000,000 newly issuable shares in the primary offering by the company and up to 8,000,000 outstanding shares in the secondary offering by the selling security holder).

So revised.

Prospectus, page 2

5. We note your disclosure that no securities were sold under the previously effective registration statement. Please confirm whether any offers were made thereunder.

Confirmation made that no offers were made thereunder.

6. We note that you state you are filing the post-effective amendment to extend the offering period by 180 days and on the same page you state the offering will terminate not more than 450 days from the effective date of the prospectus. Please reconcile or revise your disclosure.

Revised to clarify 180 days from the effectiveness of this POS AM.

Securities and Exchange Commission
June 24, 2014

Summary Information and Risk Factors, page 4

The Company, page 4

Business Overview, page 4

7. We note that you disclose that “On November 8, 2013, Mr. O’Dare appointed Miguel Dotres as the sole officer and director of the corporation and transferred his stock to him” and that he owns 100% of the common stock. We also note that you filed a Form 8-K on March 11, 2014 disclosing the appointment of Mr. Dotres as your CEO. Please provide us with your analysis regarding whether those events triggered change in control disclosure requirements under Item 5.01 of Form 8-K.

8k filed.

8. We note that you have identified OICco Acquisition IV, Inc as another blank check entity with which Mr. Dotres has had involvement. Please tell us whether any of the other companies with which Mr. Dotres has had involvement, as described in your “Background of Directors, Executive Officers, Promoters and Control Persons” section, are blank check companies, including Imperial Automotive Group, Inc.

Disclosure of OICco Acquisition I, Inc. added.

Very truly yours,

/s/ Miguel Dotres
Miguel Dotres
President